2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

June 23, 2010

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries, Inc.

Item 4.02 Form 8-K

Filed: May 21, 2010

File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to the comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 17, 2010 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, the comment exactly as set forth in the Comment Letter has been repeated in bold face type.

1.	Please note a report on Form 8-K is required to be filed within four business days after management’s conclusion that previously issued financial statements should no longer be relied upon because of an error in such financial statements. Refer to Instruction B and Item 4.02 of Form 8-K.

Response: The Company acknowledges that it is required to file a Current Report on Form 8-K within four business days after management concludes that previously issued financial statements should no longer be relied upon because of an error in such financial statements.

A copy of this letter has been furnished on EDGAR as correspondence. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Jesse E. Neyman
Jesse E. Neyman
Executive Vice President, Finance and Strategic Planning

cc:	Ernest Greene (SEC)

W. Mark Young (Andrews Kurth LLP)